82-4743

RECEIVED
2004 JUN -3 A 8:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Hilasal MEXICANA, S.A DE C.V.

First Quarter Report

2004

04030503

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

SUPPL

Confidential

STOCK EXCHANGE CODE: **HILASAL** Quarter: **1** Year: **2004**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**715,826**	100	**688,502**	100
2	**CURRENT ASSETS**	**309,724**	**43**	**268,212**	**39**
3	CASH AND SHORT-TERM INVESTMENTS	5,135	1	2,184	0
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	128,629	18	125,108	18
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	17,556	2	9,114	1
6	INVENTORIES	158,404	22	131,806	19
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**401,786**	**56**	**416,216**	**60**
13	PROPERTY	158,600	22	157,502	23
14	MACHINERY AND INDUSTRIAL EQUIPMENT	537,888	75	483,172	70
15	OTHER EQUIPMENT	90,225	13	85,310	12
16	ACCUMULATED DEPRECIATION	409,614	57	325,427	47
17	CONSTRUCTION IN PROGRESS	24,687	3	15,659	2
18	**DEFERRED ASSETS (NET)**	**4,316**	**1**	**4,074**	**1**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**402,402**	100	**376,210**	100
21	**CURRENT LIABILITIES**	**163,640**	**41**	**119,511**	**32**
22	SUPPLIERS	51,865	13	15,834	4
23	BANK LOANS	92,896	23	79,887	21
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	9,240	2	17,163	5
26	OTHER CURRENT LIABILITIES	9,639	2	6,627	2
27	**LONG-TERM LIABILITIES**	**164,885**	**41**	**187,114**	**50**
28	BANK LOANS	164,885	41	187,114	50
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**72,480**	**18**	**69,585**	**18**
32	**OTHER LIABILITIES**	**1,397**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**313,424**	100	**312,292**	100
36	**CONTRIBUTED CAPITAL**	**215,884**	**69**	**215,871**	**69**
37	PAID-IN CAPITAL STOCK (NOMINAL)	48,417	15	50,465	16
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	123,241	39	121,183	39
39	PREMIUM ON SALES OF SHARES	44,226	14	44,223	14
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**97,540**	**31**	**96,421**	**31**
42	RETAINED EARNINGS AND CAPITAL RESERVE	231,998	74	231,323	74
43	REPURCHASE FUND OF SHARES	7,667	2	7,666	2
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(142,339)	(45)	(145,011)	(46)
45	NET INCOME FOR THE YEAR	214	0	2,443	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 1 YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATEDFINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**5,135**	100	**2,184**	100
46	CASH	5,030	98	2,093	96
47	SHORT-TERM INVESTMENTS	105	2	91	4
18	**DEFERRED ASSETS (NET)**	**4,316**	100	**4,074**	100
48	AMORTIZED OR REDEEMED EXPENSES	4,316	100	4,074	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**163,640**	100	**119,511**	100
52	FOREING CURRENCY LIABILITIES	125,396	77	89,717	75
53	MEXICAN PESOS LIABILITIES	38,244	23	29,794	25
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**9,639**	100	**6,627**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	9,639	100	6,627	100
27	**LONG-TERM LIABILITIES**	**164,885**	100	**187,114**	100
59	FOREING CURRENCY LIABILITIES	164,885	100	187,114	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**72,480**	100	**69,585**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	72,480	100	69,585	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**1,397**	100	**0**	100
68	RESERVES	1,397	100	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK *HOLDERS' EQUITY***	**(142,339)**	100	**(145,011)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(95,804)	(67)	(90,352)	(62)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(46,535)	(33)	(54,659)	(38)

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 1YEAR: **2004**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	146,084	148,701
73	PENSIONS FUND AND SENIORITY PREMIUMS	1,397	1,020
74	EXECUTIVES (*)	10	10
75	EMPLOYERS (*)	290	277
76	WORKERS (*)	823	724
77	CIRCULATION SHARES (*)	130,245,746	130,245,746
78	REPURCHASED SHARES (*)	9,194,254	9,194,254

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL**

QUARTER: 1 YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**120,151**	100	**100,943**	100
2	COST OF SALES	99,739	83	72,201	72
3	**GROSS INCOME**	**20,412**	**17**	**28,742**	**28**
4	OPERATING EXPENSES	18,199	15	16,026	16
5	**OPERATING INCOME**	**2,213**	**2**	**12,716**	**13**
6	TOTAL FINANCING COST	149	0	7,778	8
7	**INCOME AFTER FINANCING COST**	**2,064**	**2**	**4,938**	**5**
8	OTHER FINANCIAL OPERATIONS	3,483	3	2,985	3
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(1,419)**	**(1)**	**1,953**	**2**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(1,633)	(1)	(490)	0
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**214**	**0**	**2,443**	**2**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**214**	**0**	**2,443**	**2**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**214**	**0**	**2,443**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**214**	**0**	**2,443**	**2**

STOCK EXCHANGE CODE: **HILASAL** QUARTER: YEAR: **2004**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**120,151**	**100**	**100,943**	**100**
21	DOMESTIC	54,650	45	73,072	72
22	FOREIGN	65,501	55	27,871	28
23	TRANSLATED INTO DOLLARS (***)	5,841	5	2,459	2
6	**TOTAL FINANCING COST**	**149**	**100**	**7,778**	**100**
24	INTEREST PAID	2,226	1,494	2,335	30
25	EXCHANGE LOSSES	6,943	4,660	19,136	246
26	INTEREST EARNED	83	56	22	0
27	EXCHANGE PROFITS	6,448	4,328	11,515	148
28	GAIN DUE TO MONETARY POSITION	(2,489)	(1,670)	(2,156)	(28)
8	**OTHER FINANCIAL OPERATIONS**	**3,483**	**100**	**2,985**	**100**
29	OTHER NET EXPENSES (INCOME) NET	3,483	100	2,985	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(1,633)**	**100**	**(490)**	**100**
32	INCOME TAX	0	0	0	0
33	DEFERED INCOME TAX	(1,633)	(100)	(490)	(100)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 1 YEAR: **2004**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	130,646	113,421
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	451,250	417,038
39	OPERATION INCOME (**)	23,624	51,083
41	NET CONSOLIDATED INCOME (**)	(1,555)	5,167

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**214**	**2,443**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	9,122	9,535
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**9,336**	**11,978**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(2,403)	(10,492)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**6,933**	**1,486**
6	CASH FLOW FROM EXTERNAL FINANCING	9,000	1,929
7	CASH FLOW FROM INTERNAL FINANCING	(1,088)	(12,422)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**7,912**	**(10,493)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(12,849)**	**8,053**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,996	(954)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	3,139	3,138
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	5,135	2,184

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: YEAR: **2004**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**9,122**	**9,535**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	12,922	11,672
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	(1,311)	19
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(2,489)	(2,156)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(2,403)**	**(10,492)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	5,883	(2,028)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(15,164)	(12,663)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(1,298)	14,521
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	13,148	(11,336)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(4,972)	1,014
6	**CASH FLOW FROM EXTERNAL FINANCING**	**9,000**	**1,929**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(4,867)	23,170
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	13,867	(21,241)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(1,088)**	**(12,422)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(1,088)	(12,462)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	40
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(12,849)**	**8,053**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(24,742)	(942)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	11,893	8,995
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 1 YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	0.18 %	2.42 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(0.50) %	1.65 %
3	NET INCOME TO TOTAL ASSETS (**)	(0.22) %	0.75 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	1,163.08 %	88.25 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.63 times	0.61 times
7	NET SALES TO FIXED ASSETS (**)	1.12 times	1.00 times
8	INVENTORIES ROTATION (**)	4.76 times	5.51 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	84 days	97 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	3.61 %	4.06 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	56.22 %	54.64 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.28 times	1.20 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	72.14 %	73.68 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	41.04 %	44.96 %
15	OPERATING INCOME TO INTEREST PAID	0.89 times	5.45 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.12 times	1.11 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.89 times	2.24 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.92 times	1.14 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.77 times	0.71 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.14 %	1.83 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	7.77 %	11.87 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.00) %	(10.39) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	3.11 times	0.64 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	113.75 %	(18.38) %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(13.75)%	118.38 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	192.56 %	(11.70) %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.01)	$ 0.04
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00	$ 0.00
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 2.41	$ 2.40
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.00 times	0.43 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(107.00) times	26.28 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1 **NON CONSOLIDATED**
Final Printing

Reporte al Primer Trimestre del 2004

Comentarios del Trimestre
Valores en término de dólares

La venta de exportación alcanzó su nivel más alto de los últimos 3 años incrementándose 136.7% con respecto al primer trimestre del 2003, consolidándose la tendencia de crecimiento por los últimos 5 trimestres.
Se frenó venta en el mercado nacional para impulsar incrementos en precio. La mayoría de las negociaciones han sido concluidas y el proceso se terminará en el segundo trimestre.
Siguen observándose mejoras en los indicadores de ventas y producción que incrementan un 8.1% y 7.9% respectivamente, lo que permitió mejorar los gastos operativos del 15.8 al 15.1% de la venta.
La deuda con costo es 4.2% menor a la registrada a Marzo del 2003.

Estado de Resultados 1T04 vs 1T03 (enero - marzo)

Las ventas totales aumentaron 18.9% en volumen, 20.5% en dólares y 19.0% en pesos.

La venta nacional disminuyó 33.0% en volumen, 24.3% en dólares y 25.2% en pesos.

La venta de exportación se incrementó 158.3% en volumen, 137.6% en dólares y 135.0% en pesos.

El margen bruto pasa del 28.5% al 17.0%

Los gastos de operación mejoran al pasar del 15.9% al 15.1% con respecto a ventas.

La utilidad operativa es de $2.2 millones de pesos y representa el 1.8% de la venta

La UAFIDA se ubicó en 12.6% sobre ventas.

Costo Integral de Financiamiento

El costo integral de financiamiento fue de $7.7 millones de pesos durante el 1T03 en comparación a $149 mil pesos en el 1T04.

Los intereses pagados disminuyeron 3.4% en dólares y 4.7% en pesos por reducción del 4.2% en la deuda. Los intereses netos con respecto a ventas pasaron del 2.3% al 1.8%. La tasa anual promedio de préstamos fue 3.10% en dólares.

La cobertura UAFIDA a intereses pagados fue de 6.8 veces.

La paridad cambiaria al 1T03 resultó en $7.6 millones contra $495 mil pesos

al 1T04.

El Repomo al 1T03 fue de ($2.1) millones de pesos comparado con ($2.5) millones de pesos al 1T04.

Otras Operaciones Financieras

Se registraron los gastos de capacidad instalada no considerada en el costo estándar, así como indemnizaciones extraordinarias de personal.

Impuestos, PTU y D-4

La empresa no genera base de ISR ni PTU. Se reconoce el impuesto diferido correspondiente.

Utilidad Neta

La utilidad neta fue de $214 mil pesos y representó el 0.2%.

Resultados Últimos Doce Meses 2004 vs 2003 (abril - marzo)

Las ventas totales incrementaron 10.5% en volumen, 5.5% en dólares y 8.2% en pesos.

Las ventas nacionales aumentaron 11.3% en volumen, 1.7% en dólares y 3.6% en pesos.

Las exportaciones aumentaron 9.2% en volumen, 13.0% en término de dólares y 17.3% en pesos.

El margen bruto disminuyó al pasar del 29.1% al 20.6%.

Los gastos de operación disminuyeron 1.4 puntos para ubicarse en 15.4% sobre ventas. Los gastos de venta mejoran de 7.9% a 7.5%. Los gastos de administración disminuyen 4.1% en términos reales y mejoran su indicador al pasar de 8.9% a 7.9% sobre ventas.

El margen de operación pasó del 12.2% al 5.2%.

La UAFIDA representó el 16.4% con respecto a ventas.

Costo Integral de Financiamiento

El costo integral de financiamiento a marzo del 2003 representó $44.2 millones pesos en comparación de $13.8 millones de pesos a marzo del 2004.

Los intereses pagados se redujeron 25.6% al pasar de $11.3 a $8.4 millones de pesos. En término de dólares disminuyeron de $1.0 millón a $753 mil. Los intereses netos mejoran su relación a ventas al pasar de 2.5% en el 2003 a 1.7% en el 2004.

La paridad cambiaria pasó de $42.6 millones a $12.1 millones de pesos.

DIRECTOR REPORT (1)

ANNEX 1

NON CONSOLIDATED
Final Printing

El Repomo a marzo del 2003 fue de $(9.0) millones de pesos, comparado con $(6.2) millones de pesos a marzo del 2004.

Otras Operaciones Financieras

Este rubro refleja principalmente gastos por capacidad instalada no utilizada no incluidos en el costo estándar e indemnizaciones extraordinarias de personal.

Impuestos, PTU y Partidas Extraordinarias

No se ha generado base para ISR y PTU. El impuesto diferido es favorable por el cambio de tasa de impuestos y representa ($2.3) millones de pesos.

Utilidad Neta

Se registra pérdida por $1.5 millones de pesos.

Balance al 31 de marzo 2003 vs 31 de marzo 2004.

De marzo del 2003 a marzo del 2004 la devaluación del peso con respecto al dólar representó el 5.0% y la inflación el 4.2%. Estos efectos generan variación al comparar las cifras en término de pesos y dólares.

Los activos totales se incrementaron 4.0% en pesos y 3.1% en dólares. La cartera aumentó 2.8% en pesos y 2.0% en dólares. Los inventarios aumentaron 20.2% en pesos y 19.2% en dólares. El activo fijo disminuyó 3.5% en pesos y 4.2% en dólares.

El pasivo total aumentó 7.0% en pesos y 6.1% en dólares. La deuda con costo se reduce 4.2% y al cierre de este trimestre asciende a $22.9 millones de dólares con una composición del 36.0% a corto plazo y 64.0% a largo plazo.

El capital contable pasó de $312.2 a $313.4 millones. La cuenta de insuficiencia en la actualización de capital disminuyó $2.6 millones de pesos. La utilidad neta al 31 de marzo del 2004 es de $214 mil pesos.

Asuntos Generales

Se realizó con éxito la entrega para el mercado de exportación de la toalla

DIRECTOR REPORT (1)

ANNEX 1

NON CONSOLIDATED
Final Printing

que da inicio a un nuevo programa con una de las principales cadenas comerciales en Estados Unidos. Esta venta permite registrar el nivel más alto de exportaciones de los últimos 3 años.

Fueron renovadas 2 de las principales líneas para el mercado nacional, las cuales resultaron tener una excelente aceptación por parte del mercado lo que nos mantiene a la vanguardia en innovación.

Se contrataron las licencias de Shrek II, Harry Potter III y Hello Kitty.

Este trimestre se liquidó y recibió maquinaria consistente en un Tren de Blanqueo que incrementará la eficiencia y flexibilidad del área de Tintorería. Este equipo iniciará funciones durante el segundo trimestre de este año.

Se realizó Asamblea General Ordinaria el 25 de marzo con la representación del 92.93% de acciones, habiéndose aprobado los resultados del ejercicio 2003, reconformándose el Consejo de Administración, ratificándose a los miembros del Comité Ejecutivo, nombrándose al Despacho Gossler SC como auditores externos y designándose Comisario al C.P. Alfredo Varela Tostado.

El índice de bursatilidad de la empresa pasó de la posición 91 al cierre del cuarto trimestre del 2003 a la posición 89 a marzo del 2004.

NOTA 1 PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

1.1 Bases para la determinación de las cifras

Los estados financieros que se acompañan, fueron formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C., en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa. La actualización de las cifras se desarrolló bajo los métodos de costos específicos y el de ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor proporcionados por el Banco de México.

Los efectos inflacionarios incorporados están en los siguientes rubros:

- Inventarios y costo de ventas
- Inmuebles, maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.1.1 Valuación de inversiones temporales

Están valuadas al costo de adquisición mas sus rendimientos (valor de mercado) y corresponden a inversiones a corto plazo.

1.1.2 Valuación de derechos y obligaciones en moneda extranjera

Las operaciones realizadas en moneda extranjera se registran en moneda nacional a los tipos de cambio vigente al cierre de cada periodo. Forman parte del costo integral de financiamiento, las diferencias en el tipo de cambio entre las fechas de realización y las de valuación al cierre.

1.1.3 Valuación de inventarios

Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

1.1.4 Valuación de inmuebles, Maquinaria y Equipo.

Son registrados a su costo de adquisición y se actualizan a su valor neto de reposición mediante avalúo practicado por perito independiente.

1.1.5 Determinación de la Depreciación

Es calculada bajo el método de línea recta en función de la vida útil determinada por los valuadores y traducida a dólares americanos al inicio del ejercicio para reconocer en resultados las variaciones en el tipo de cambio, esto es para efectos financieros. Para efectos fiscales se utilizan tasas de la Ley del Impuesto sobre la Renta.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

En el trimestre de referencia, los inmuebles, planta y equipo fueron actualizados en sus valores con base al avalúo practicado por la firma APASA S.A. DE C.V. registrado en la Comisión Nacional de Valores bajo él numero 116-85-009 y en el Fondo Nacional de Estudios y Proyectos con el registro 839.

- Valor de reposición nuevo

El valor de reposición esta determinado en base al costo de adquisición en la divisa de origen, predominantemente dólares americanos traducidos al tipo de cambio vigente a la fecha de practicado el avalúo. Son determinantes las unidades de producción de equipos nuevos similares y los cambios tecnológicos y país de origen que en conjunto conforman el conocimiento actualizado del valor real de los bienes.

- Valor neto de reposición

El valor neto de reposición proviene de restarle al Valor de Reposición Nuevo la depreciación acumulada para cada bien

- Vida consumida

Los años de uso son determinados por el valuador descontando a la fecha en que se practica el avalúo, la fecha de adquisición

- Vida útil remanente

La vida útil de nuestros equipos esta basada en los datos técnicos del fabricante e información sobresaliente de los adelantos tecnológicos y manejo adecuado de su mantenimiento, sin perder de vista su similitud con la vida útil para las tasas establecidas fiscalmente. Todo ello conduce a la determinación de los años de uso, la depreciación anual y acumulada y la vida útil remanente.

El avalúo ha sido practicado en cumplimiento a la circular 11-10 relativa a la revelación de los efectos de la inflación en la información financiera de las empresas

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- En caso de despido injustificado de sus trabajadores la empresa deberá pagar compensaciones acumuladas basadas en su antigüedad

NOTA 5 CAPITAL CONTABLE

5.1 El capital contable al 31 de Marzo de 2004 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A	$ 48,417
Actualización	$ 123,241
Prima en colocación acciones	$ 44,226
Resultados acumulados	$ 231,998

Reserva para recompra de acciones	$	7,667
Exceso o insuficiencia	$	(142,339)
Resultado del ejercicio	$	214
TOTAL CAPITAL CONTABLE	$	313,424

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 31 de Marzo de 2004 el monto autorizado es de $ 25,828 de los cuales se han utilizado a esa fecha $ 18,161

El saldo al 31 de Marzo de 2004 asciende a $ 7,667

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO

Intereses a cargo	$	2,226
Intereses a favor	$	(83)
Intereses netos	$	2,143
Efecto por paridad cambiaría	$	495
Resultado por posición monetaria	$	(2,489)
TOTAL COSTO	$	149

NOTA 8 PARTIDAS EXTRAORDINARIAS

NOTA 9 RESULTADOS NETOS MENSUALES

Mes	Resultado neto neto mes	Índice Inicio	Resultado Cierre	Acumulado
Dic. 94	1,923	28.605	102.904	
Dic. 95	4,126	43.471		
Dic. 96	32,728	55.514		
Dic. 97	44,008	64.2420		
Dic. 98	56,867	76.195		
Dic. 99	66,053	85.581		
Dic.00	49,670	93.248		
Dic.01	29,335	97.354		
Dic.02	13,993	102.904		

Dic.03			664	106.996
Enero-04		3,645	107.6610	
Febr-04	-630	108.350		
Marzo 04	214	108.6720		

NOTA 10 INFORMACION POR SEGMENTOS

Las ventas de la compañía durante el 1er trimestre del ejercicio 2004,se realizaron en un 45.50 % al mercado nacional y en un 54.5 % al mercado de exportación. Adicionalmente, el 99.11 % de sus ventas de exportación fueron a Estados Unidos de Norteamérica y el .89% restante fue para Puerto Rico.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

NON CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITI COST	PRESENT VALUE (3)
SUBSIDIARIES					
4 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)	0	1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**0**
ASSOCIATEDS					
1 OTRAS ASOCIADAS (4) (No. DE ASOC.:)	0	1	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**0**

NOTES

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2004**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
SANTANDER	16/11/2001	2.20	0	0	0	11,210	0	0	0	0	0	0	0	0	0	0
HSBC	02/04/2004	2.61	0	0	0	30,268	0	0	0	0	0	0	0	0	0	0
HSBC	02/04/2004	2.61	0	0	0	785	0	0	0	0	0	0	0	0	0	0
BBVA	10/03/2005	2.09	0	0	0	17,936	0	0	0	0	0	0	0	0	0	0
SCOTIABANK	01/03/2006	2.69	0	0	0	0	22,421	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
BBVA	12/06/2006	3.13	0	0	0	0	0	0	0	0	0	14,013	14,013	7,006	0	0
GE CAPITAL	29/09/2008	3.01	0	0	0	0	0	0	0	0	0	18,684	18,684	18,684	18,685	9,342
BANCOMEXT	17/03/2007	2.37	0	0	0	0	0	0	0	0	0	0	0	0	11,210	0
BANCOMEXT	17/03/2007	2.37	0	0	0	0	0	0	0	0	0	0	0	0	11,210	0
BANCOMEXT	17/03/2007	2.39	0	0	0	0	0	0	0	0	0	0	0	0	11,210	0
BANCOMEXT	17/03/2007	2.37	0	0	0	0	0	0	0	0	0	0	0	0	11,210	0
BANCOMEXT	17/03/2007	2.35	0	0	0	0	0	0	0	0	0	0	0	0	11,210	0
TOTAL BANKS			0	0	0	60,199	22,421	0	0	0	0	32,697	32,697	25,690	74,735	9,342
PROVEEDORES																
VARIOS			23,024	0	28,841	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			23,024	0	28,841	0	0	0	0	0	0	0	0	0	0	0
VARIOS			5,980	0	3,659	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			5,980	0	3,659	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2004**

Final Printing
NON CONSOLIDATED

Credit	Amortization	Rate of	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
Type / Institution	Date	Interest	Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			29,004	0	32,500	60,199	22,421	0	0	0	0	32,697	32,697	25,690	74,735	9,342

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2004**
HILASAL MEXICANA S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

NON CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
NET BALANCE					
FOREING MONETARY POSITION					
TOTAL ASSETS	**5,478**	**61,407**	**295**	**3,306**	**64,713**
LIABILITIES POSITION	**26,009**	**291,571**			**291,571**
SHORT TERM LIABILITIES POSITION	11,301	126,686	0	0	126,686
LONG TERM LIABILITIES POSITION	14,708	164,885	0	0	164,885
NET BALANCE	**(20,531)**	**(230,164)**	**295**	**3,306**	**(226,858)**

NOTES

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2004**
HILASAL MEXICANA S.A. DE C.V.

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7

**NON CONSOLIDATED
Final Printing**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	155,784	309,214	(153,430)	0.62	962
FEBRUARY	161,846	315,281	(153,435)	0.64	985
MARCH	142,948	325,382	(182,434)	0.30	542
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					2,489

NOTES

STOCK EXCHANGE CODE: QUARTER: YEAR:
HILASAL MEXICANA S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **NON CONSOLIDATED**
Final Printing

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2004**
HILASAL MEXICANA S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

NON CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	750	84
OFICINA MEXICO	OFICINAS ADMINISTRATIVAS	0	0

NOTES

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2004**
HILASAL MEXICANA S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **NON CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS Y COLORANTES	BASF, CIBA			SI	14.00
		ALGODON	HOHEMBERG,DUNAVANT	SI	45.00

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

)CK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2004**

ASAL MEXICANA S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED

Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
.AS	1,595	92,788 0 0 0 0	633 0 0 0 0	54,650	55.00	LICENCIAS PROPIAS, PRESTIGE,ELITE, SAHARA,HOTELES , ELEGANCE,VOILA ROYAL CROWN	WAL MART COMERCIAL MEXICAN LIVERPOOL , CHEDRAUI,GIGANTE SORIANA, SAM´S CLUB
)TAL		92,788		54,650			

)CK EXCHANGE CODE: **HILASAL**
ASAL MEXICANA S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
.AS		0 0 0 0	911 0 0 0	65,501	ESTADOS UNIDOS Y PUERTO RICO	HILASAL Y LAS DE NUESTROS CLIENTES	FASHION TOWEL, BARTH & DREYFUSS, BEACH PRODUCTS IN SATURDAY KNIGHT LT
)TAL				65,501			

OTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 1 YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION MEXICAN	SUSCRIPTION	FIXED	VARIABLE	
A	0.34700	0	20,160,000	110,085,746	130,245,746	38,640,000	7,000	41,417
TOTAL			**20,160,000**	**110,085,746**	**130,245,746**	**38,640,000**	**7,000**	**41,417**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
130,245,746

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	54	0.03240	0.07000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 1 YEAR: **2004**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **01 OF JANUARY** **TO** **31 OF** **MARCH** **2004** AND **2003** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC.JORGE GARCIA FERNANDEZ
DIRECTOR EJECUTIVO DE FINANZAS

C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
CONTRALOR

EL SALTO, JAL, AT MAY 17 OF 2004

CLAVE DE COTIZACION: HILASAL FECHA: 17/05/200 15:39

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HILASAL MEXICANA S.A. DE C.V.
DO MICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO ,JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	hilasal@hilasal.com
DIRECCION DE INTERNET:	www.hilasal.com

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HME800422NP7
DOMICILIO FISCAL:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO ,JAL

RESPONSABLE DE PAGO

NOMBRE:	ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO ,JAL
TELEFONO:	(0133) 36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	armando@hilasal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	LIC PABLO GARCIA BARBACHANO
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	hilasal@hilasal.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	LIC JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680

CLAVE DE COTIZACION: HILASAL FECHA: 17/05/200 15:39

CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	CONTRALOR
NOMBRE:	C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	arodriguez@hilasal.com

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE PROYECTOS
NOMBRE:	ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	armando@hilasal.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	VACANTE
NOMBRE:	VACAN VACANTE V. V.
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	hilasal@hilasal.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR EJECUTIVO DE VENTAS
NOMBRE:	ING JOSE EDUARDO SOL LORENZANA
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	hilasal@hilasal.com

CLAVE DE COTIZACION: HILASAL FECHA: 17/05/200 15:39

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	LIC JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	CONTRALOR
NOMBRE:	C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	arodriguez@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	LIC. JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

STOCK EXCHANGE CODE: QUARTER: YEAR:

HILASAL MEXICANA S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.